Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-122768

IVIVI TECHNOLOGIES, INC.

Prospectus Supplement No. 1 Dated November 9, 2006
To Prospectuses Dated October 18, 2006

This Prospectus Supplement No. 1, dated November 9, 2006 (the “Prospectus Supplement”), should be read in conjunction with the Prospectus, dated October 18, 2006, relating to the initial public offering of 2,500,000 shares of our common stock (the “Prospectus”) and the Prospectus, dated October 18, 2006, relating to the potential resale from time to time by certain selling securityholders of an aggregate of 3,520,464 shares of our common stock (the “Selling Securityholder Prospectus”). This Prospectus Supplement adds to and updates the information contained in each of the Prospectus and the Selling Securityholder Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus or the Selling Securityholder Prospectus, as the case may be.

On November 9, 2006, we entered into an exclusive worldwide distribution agreement with a wholly-owned subsidiary of Allergan, Inc., a global healthcare company that discovers, develops and commercializes pharmaceutical and medical device products in specialty markets. Pursuant to the agreement, we granted Allergan’s subsidiary, Inamed Medical Products Corporation and its affiliates the exclusive worldwide right to market, sell and distribute certain of our products, including all improvements, line extensions and future generations thereof in conjunction with any aesthetic or bariatric medical procedures in the marketing territory (as defined therein). Under the agreement, we also granted Inamed the right to rebrand such product, with Inamed owning all rights to such brands developed by Inamed for such purpose.

Under the agreement, we will receive an initial payment of $500,000 within five days of signing the agreement and certain milestone payments of up to $1,000,000 in the aggregate upon the first commercial sale (as defined in the agreement) of the product in the United States and Europe. In addition, Inamed will purchase the product from us at a pre-determined price and must meet certain minimum order requirements. Finally, we will receive royalty payments based on Inamed’s net sales and number of units sold of the product, subject to certain annual minimum royalty payments to be determined by the parties.

The agreement has an eight year initial term beginning at the product’s first commercial sale. The initial term may be extended for two additional years without further payment at Inamed’s option. Inamed may also pay us a $2,000,000 extension fee and extend the term of the agreement for up to eight additional years, for a total term of up to 18 years.

Inamed may only market, sell and distribute the product under the agreement in the “Marketing Territory,” which is generally defined in the agreement as the United States and such other jurisdictions for which all requisite regulatory approval has been obtained. If the marketing, sale or distribution of the product in a jurisdiction would infringe third-party intellectual property rights and likely result in a lawsuit against us or Inamed, Inamed could require us to use reasonable commercial efforts to obtain a license for, or redesign, the product to be sold in that jurisdiction.

In the event we fail to supply Allergan or its subsidiaries certain minimum amounts of the product and fail to procure alternate suppliers for such products within certain timeframes, Inamed will have the right to use certain of our intellectual property and/or other proprietary information to manufacture the product until such time as we demonstrate to Inamed’s reasonable satisfaction that it is fully able to resume its supply obligations. During such time as Inamed controls product manufacturing, our royalty rate would be significantly reduced.

In the event Inamed is required to discontinue the marketing, sale or distribution of the product in the United States and/or any country in the European Union because of problems with regulatory approvals and/or other reasons related to the product, we will be required to repay Inamed portions of the milestone payments up to $1,000,000.

Inamed may terminate the agreement by giving 90 to 180 days’ prior written notice to us. We may terminate the agreement by giving 12 months’ prior written notice if Inamed fails to timely pay us minimum royalty amounts for any applicable year or fails to meet the minimum sales requirements set forth in the agreement. A non-breaching party may terminate the agreement following a material breach of the agreement and the breaching party’s failure to cure such breach during the applicable cure period by giving the breaching party proper prior written notice. If we are in material breach, and fail to cure, Inamed may have the right to use certain of our intellectual property and/or other proprietary information to manufacture the product. Our royalty rate would subsequently be significantly reduced.

Neither party may assign or otherwise transfer its right and obligations under the Agreement, including upon a change of control of such party (as defined in the agreement), without the prior written consent of the other party, which consent shall not be unreasonably withheld, except that Inamed may assign its rights and obligations without our prior written consent to Inamed’s affiliates and upon a sale of all or substantially all of the assets or equity of the business entity, division or unit, as applicable, that markets, distributes or sells the product.

The agreement includes other terms and conditions, including provisions regarding regulatory responsibilities, audit rights, insurance, indemnification and confidentiality.

The description of the agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which will be filed as an exhibit to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, portions of which we intend to seek confidential treatment from the Securities and Exchange Commission.